American Boarding Company

December 11, 2012

Mr. Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

RE:

American Boarding Company

Amendment No. 4 to Form S-11

File No. 333-180838

Filed November 2, 2012

Dear Mr. Kluck:

American Boarding Company submits this letter to you in response to your letter of November 26, 2012, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

General

1.

We note your response to comment 1 of our comment letter dated October 22, 2012.  Please revise your disclosure to indicate the extent to which you propose to engage in any of the following types of activities and describe whether such policy may be changed without a vote of security holders:

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To issue senior securities;

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To borrow money

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To make loans to other persons

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To invest in the securities of other issuers for the purpose of exercising control;

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To underwrite securities of other issuers;

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To engage in the purchase and sale (or turnover) of investments;

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To offer securities in exchange for property;

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To repurchase or otherwise reacquire your shares or other securities; and

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To make annual or other reports to security holders, indicating the nature and scope of such reports and whether they will contain financial statements certified by independent public accountants.

Refer to Item 12 and Instruction 1 of Form S-11.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have revised the filing to indicate the extent to which the Company proposes to engage in the following activities.  In addition, we have disclosed whether such policy may be changed without a vote of security holders.  We have provided below a copy of the revision as it now appears in the amended filing.

The Company has no policies to the items listed below as the Company has no intention of engaging in these activities:

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To issue new securities

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To borrow money

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To make loans to other persons

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To invest in the securities of other issuers for the purpose of exercising control

•

To underwrite securities of other issuers

•

To engage in the purchase and sale (or turnover) of investments

•

To offer securities in exchange for property

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To repurchase or otherwise reacquire your shares or other securities

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To make annual or other reports to security holders, indicating the nature and scope of such reports and whether they will contain financial statements certified by independent public accountants.

The Company’s only policy is to acquire loans at reasonable and current market rates.

The policies of the Company can be changed without a vote of security holders.

COMMENT:

2.

We note your response to comment 2 of our letter dated October 22, 2012 and your revised disclosure.  You state that your acquisition of the specific foreclosed property is not probable.  In light of this uncertainty, please revise your disclosure to not identify specific properties that you may acquire if such acquisitions are not probable.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have revised our disclosure not to identify a specific property as such an acquisition is not probable at this time.  We have provided a copy of the revisions below as they now appear in the amended filing.

Our plan is to successfully raise the Maximum Offering of $300,000; this will enable the Company to implement our business plan and purchase a property with 4-5 bedrooms.  We have identified an area within three miles of the Sonoma State University campus where several properties are available.  The properties range in price from $306,000 to $382,000 and they have three to five bedrooms. (Source: http://www.zillow.com/homedetails/Rohnert-Park-CA-94928)   Our goal is to purchase a property listed at approximately $344,000 and located within three miles from the Sonoma State University campus as an initial property.  Our objective is to find a home with approximately 2,600 square feet that is a two story structure with five bedrooms and three bathrooms.  Our goal is to purchase a home that is situated on a lot where it has the potential to add two more bedrooms.  We plan to finance a property, or one similar, by paying $204,100 for a down payment and closing costs and finance the balance with a lender.  Based on a purchase price of $344,000 we would be placing approximately a 59% down payment and financing the 41% balance with a lender.  This plan of financing is based on the Company raising $300,000 through our offering.   Please refer to section titled “Use of Proceeds” for the use of proceeds detail.  This level of raise also provides us with the funds to add the additional two bedrooms to a structure which we also have budgeted in the Use of Proceeds.  At this time the Company has no specific property for acquisition.  Therefore, a property as described above is not yet probable as the Company has not entered into any contracts or commitments related to financing or acquisition.

COMMENT:

Unaudited Financial Statements, page F-12

3.

Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have updated our financial statements in accordance with Rule 8-08 of Regulation S-X

Furthermore, the Company acknowledges that;

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should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Farshid Raafat

Farshid Raafat

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